UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number: 333-38196
A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:
IMATION RETIREMENT INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
IMATION CORP.
1 Imation Place
Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and the Pension and Retirement Committee of Imation Corp.:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP PRICEWATERHOUSECOOPERS LLP
Minneapolis, Minnesota
June 29, 2007

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2006	2005
ASSETS
Investments — at fair value	$361,361,697	$355,600,241
Receivable for securities sold	128,843	169,974

Total assets	361,490,540	355,770,215

LIABILITIES
Liability for securities purchased	8,763	260,244

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$361,481,777	$355,509,971

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	881,740	1,175,207

NET ASSETS AVAILABLE FOR BENEFITS	$362,363,517	$356,685,178

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year
Ended
December 31,
2006
Contributions and Transfers:
Participant	$8,910,018
Employer	3,437,447
Transfer of assets and rollover	4,777,580

17,125,045

Investment Income:
Net appreciation in fair value of investments	23,471,835
Interest income	3,228,673
Dividend income	9,184,621

35,885,129

Deductions:
Benefits paid to participants	(47,117,797)
Administrative expenses	(214,038)

(47,331,835)

Net Increase	5,678,339

Net Assets Available for Benefits, Beginning of Year	356,685,178

Net Assets Available for Benefits, End of Year	$362,363,517

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1. Description of Plan
     The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants and all other users of these financial statements should refer to the Plan document and summary plan description for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.
General
     Imation Corp. (Imation, the Company, we, us or our) became an independent, publicly-held company as of July 1, 1996, when 3M Company (formerly known as Minnesota Mining and Manufacturing Company) (3M) spun-off its data storage and imaging systems businesses (the Distribution). In connection with the Distribution, we established the Plan effective July 1, 1996 for the benefit of our employees. Effective July 1, 1996, the account balances of all of our employees who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan (VIP Plan) and Employee Stock Ownership Plan to the Plan.
     Effective January 1, 2004, the Plan was amended and restated as a single profit sharing plan consisting of a profit sharing portion and a stock bonus portion. The stock bonus portion of the Plan constitutes an employee stock ownership plan (an ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) and is designed to invest primarily in our common stock (the Imation Stock Fund under the Plan). Pre-tax salary deferrals and matching contributions are made to the profit sharing portion of the Plan. Our contributions to the Company Match Account (CMA) and Performance Pays Account (PPA) are initially invested in the Imation Stock Fund (the ESOP in the stock bonus portion of the Plan).
     The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Our active United States regular salaried and regular non-union hourly employees are eligible to participate in the Plan.
Contributions
Participant Contributions and Rollovers
     There are four accounts in the Plan that relate to participant contributions and the related earnings thereon: the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA), and the Rollover Account. The RSA contains the amounts attributable to participants’ pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants’ RSA accounts which were transferred from the VIP Plan. The Plan allows participants to contribute from 1% to 20% of their annual compensation to the RSA through 401(k) contributions (sometimes referred to as pre-tax salary deferrals), not to exceed Internal Revenue Service (IRS) limits. The Plan also allows participants who are age 50 or older to make catch-up contributions to the RSA of $5,000 in 2007. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period.
     The Thrift Account and the IRA accounts represent participant accounts under the VIP Plan that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants’ after-tax contributions made under the provisions of the VIP Plan. The IRA represents the amounts attributable to participants’ deductible employee contributions made under the provisions of the VIP Plan in effect prior to 1987. No additional contributions may be made to the Thrift Account and IRA under the Plan.
     The Rollover Account contains the amounts transferred to the Plan from the VIP Plan Rollover Account and any rollover contributions participants have elected to rollover to the Plan from former employers’ qualified plans. In April 2006, we acquired substantially all of the assets of Memorex International Inc. (Memorex). In connection with the acquisition, Memorex Products, Inc. became a new participating employer in the Plan and the net assets of Memorex’s 401(k) plan were transferred in the Plan, resulting in a net asset transfer in of approximately $4.4 million.
Company Contributions
     There are two accounts in the Plan that relate to our contributions and the related earnings thereon: the CMA and the PPA.

     We make matching contributions each payroll period to eligible participants’ CMA. Our matching contributions are made based on a formula described in the Plan document and summary plan description and that is currently: (1) one hundred percent (100%) of a participant’s 401(k) contributions (excluding catch up contributions) for a payroll period that are not more than three percent (3%) of such participant’s eligible earnings for the payroll period, plus (2) twenty-five percent (25%) of the amount of a participant’s 401(k) contributions (excluding catch up contributions) made that payroll period that are between three percent (3%) and six percent (6%) of such participant’s eligible earnings for the payroll period. Our matching contributions are made using Imation treasury stock and are contributed to the ESOP portion of the Plan. Participants may elect to transfer these contributions out of the Imation Stock Fund and into other Plan investment fund options (other than the 3M Stock Fund) at any time (provided that insiders who may have access to material non-public information may be constrained from executing trades related to the Imation Stock Fund pursuant to the policy on Trading in Securities of Imation Corp. and by applicable federal and state securities laws). We made matching contributions of $3,437,447 to the Plan during the year ended December 31, 2006.
     At our discretion, we may make contributions to the PPA if certain financial targets are met, with overall contributions not to exceed two percent (2%) of all eligible participants’ compensation. If we make contributions to the PPA, these contributions are made using Imation treasury stock and are contributed to the ESOP portion of the Plan. Participants may elect to transfer these contributions out of the Imation Stock Fund and into other Plan investment fund options (other than the 3M Stock Fund) at any time (provided that insiders who may have access to material non-public information may be constrained from executing trades related to the Imation Stock Fund pursuant to the policy on Trading in Securities of Imation Corp. and by applicable federal and state securities laws). We did not make PPA contributions under the Plan for the year ended December 31, 2006.
     Also, the pre-July 1, 1996 Company Contribution Account (CCA), contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996. We will not make contributions to the CCA.
Vesting
     Participants have a fully vested, non-forfeitable interest in all of their accounts under the Plan at all times.
Benefits Paid to Participants
     Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time. In September 2005, the Plan was amended to allow participants who are still employed with us or our affiliates to receive withdrawals of contributions made to the RSA if they have experienced certain financial hardships (as defined under the Plan). Participants may withdraw funds from the RSA, CMA, PPA or CCA when they reach age 59-1/2, terminate employment or become disabled (as defined in the Plan); participants’ accounts are paid to their Plan beneficiaries upon death. Generally, participants may elect to receive their benefits in the form of a lump sum payment (participants who are disabled may also elect to receive distribution in the form of two or more partial payments and participants who terminate employment after reaching age 55 may also elect to receive distribution in the form of monthly, quarterly, semi-annual or annual installment payments). Participants may elect to receive cash payments for dividends paid on our stock held in their ESOP accounts if they do not want to have such dividends reinvested in their ESOP accounts.
Participant Accounts and Balances
     Each participant’s account is credited with participant and Company contributions (described above) and with investment earnings. The value of the participant’s account is reduced by investment losses and the amount of Plan administrative expenses allocated to the participant’s account. The benefit a participant is entitled to receive under the Plan is the participant’s vested account balance.
     Participants may direct the investment of their Plan accounts in a variety of investment funds available under the Plan, including our stock fund (which is invested primarily in Imation common stock), mutual funds, commingled trust funds and cash equivalents. In addition, the Plan maintains a 3M Stock Fund (from historical rollovers), which is invested primarily in 3M common stock.
Participant Loans
     Participants may borrow against their RSA and Rollover Account balances. An individual participant may not have more than two outstanding loans at any time. The maximum amount of a participant’s loans may not exceed the lesser of the following at any time:

•	50% of the combined value of the participant’s balances in the RSA and Rollover Account; and

•	$50,000 reduced by the excess of the participant’s highest outstanding loan balance during the 12-month period ending on the date of the new loan.
     The minimum loan amount is $500. Loan terms range from one to 60 months at annual interest rates equal to the prime rate plus 1% on the 15th of the calendar month before the month in which the loan is granted. Principal and interest are repaid through regular payroll deductions. Interest rates on outstanding loans at December 31, 2006 ranged from 5.25% to 9.25%. Loans outstanding at December 31, 2006, mature at various dates through January 2012.
Transfers between Plan Investment Fund Options
     Participants are responsible for directing the investment of their Plan Account balances between the Plan’s various investment fund options, provided that insiders who may have access to material non-public information may be constrained from executing trades related to the Imation Stock Fund pursuant to the policy on Trading in Securities of Imation Corp. and by applicable federal and state securities laws. Also, although participants may transfer amounts out of the 3M Stock Fund, they may not transfer any amounts into this investment fund.
Administrative Costs
     For the year ended December 31, 2006, some Plan administrative costs were paid by us and some were paid by the Plan. We elected to pay all of the internal administrative costs of the Plan. External plan administrative costs, including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses, are paid by the Plan, unless we pay such costs.
Plan Amendment and Termination
     We may amend the Plan at any time. In addition, although we have not expressed any intent to do so, we may discontinue contributions under the Plan and reserve the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the Plan document.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan have been prepared under the accrual method of accounting.
Valuation of Investments
     Investments of the Plan as of December 31, 2006 and 2005 consist primarily of mutual funds, commingled trust funds, Imation common stock and 3M common stock. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The fair value of investments includes accrued investment income. Participant loans are valued at estimated fair values, which consist of outstanding principal and any related accrued interest. Purchases and sales of investments are recorded on a trade date basis.
Investment Income
     Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.
     The Plan presents the net appreciation (depreciation) of the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, in the Statement of Changes in Net Assets Available for Benefits.
Contributions
     Contributions from participants are recorded in the period we make payroll deductions from Plan participants. The Plan makes matching contributions by allocating shares of Imation common stock to the respective participants’ ESOP accounts based on the timing of the respective participant contributions.

Benefits Paid to Participants
     Benefits are recorded when paid.
Use of Estimates
     The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
     The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits, and those changes could be unfavorable.
Adoption of New Accounting Pronouncement
     In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP as of December 31, 2006.
     As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Fidelity Institutional Stable Value Fund (FISV fund), one of the investment options available under the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes.
New Accounting Pronouncement
     In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

3. Investments
     The following table presents the value of investments as of December 31, 2006 and 2005, with those individual investments representing 5% or more of the Plan’s net assets separately identified:

	As of December 31,
	2006		2005
Investments—at fair value:
Mutual funds:
Fidelity Dividend Growth Fund	$33,719,710	*	$32,377,589	*
Harbor International Fund	39,397,657	*	26,783,023	*
Fidelity Equity Income Fund	31,172,503	*	26,345,137	*
Fidelity Puritan Fund	18,091,909		16,363,599
Undiscovered Managers Behavioral Growth Fund	10,379,675		12,998,858
Fidelity Growth Company Fund	10,644,501		8,909,378
Wells Fargo Small Company Value Fund	8,318,526		6,962,453
PIMCO Total Return Fund	3,859,947		4,027,295
Commingled trust funds:
Fidelity Institutional Stable Value Fund	73,542,706	*	78,946,368	*
Fidelity U.S. Equity Index Commingled Pool	49,212,020	*	48,921,435	*
Fidelity Institutional Cash Portfolio	833,243		1,397,080
Imation common stock	41,483,209	*	44,658,930	*
3M common stock	34,493,922	*	39,875,561	*
Participant loans	6,212,169		7,033,535

Total investments	$361,361,697		$355,600,241

*	Represents 5% or more of the Plan’s net assets
     The net appreciation in fair value of investments for the year ended December 31, 2006, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$15,754,395
Commingled trust funds	6,982,245
Common stocks	735,195

$23,471,835

4. Investment Contracts
     The FISV fund includes investment contracts in its portfolio. The Plan’s participant investment balances held in the FISV fund had a fair value of approximately $73.5 million and $78.9 million as of December 31, 2006 and 2005, respectively. The corresponding underlying contract value of the FISV fund, was approximately $74.4 million and $80.1 million as of December 31, 2006 and 2005, respectively.

     The FISV fund invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity. Some investment contracts (“wrap contracts”) are structured solely as a general debt obligation of the issuer. Other investment contracts are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds. The portfolio may also invest in futures contracts, option contracts and swap agreements. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the portfolio under the wrap contract. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of Fidelity Management Trust Company (FMTC). The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., an employer-initiated event such as a layoff, sale of a division, plan termination, etc.) may be paid at market value, which may be less than book value. Units of the portfolio are not guaranteed by FMTC, the plan sponsor, or insured by the FDIC. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate. As of December 31, 2006 all investment contracts held by the FISV fund were deemed fully benefit-responsive within the meaning of the FSP.
5. Tax Status
     The Plan received a favorable determination letter from the IRS, dated August 27, 2005, stating that the form of the Plan satisfies the qualification requirements under Section 401(a) of the IRC and the Plan’s trust is, therefore, generally exempt from federal income taxes under provisions of Section 501(a). The determination letter also states that in form the Plan satisfies the requirements of IRC Section 4975(e)(7).
     Although the Plan has been amended and restated since receiving the determination letter, our Pension and Retirement Committee and the Plan Administrator, believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6. Related Party Transactions
     Fidelity Management Trust Company (the Trustee) manages the assets of the Plan and executes transactions therein. The Plan’s trust paid the Trustee fee in the amount of $135,591 for the year ended December 31, 2006. The Trustee is authorized, under contract provisions and by ERISA regulations that provide administrative and statutory exemptions, to invest in funds under its control and in our securities. For the year ended December 31, 2006, such purchases and sales were as follows:

	Purchases	Sales
Imation common stock	$8,989,067	$15,867,701
Trustee-controlled funds	80,827,064	92,032,981
7. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan’s Form 5500:

As of
December 31,
2006
Net assets available for benefits per the financial statements	$362,363,517
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(881,740)

Net assets available for benefits per the Form 5500	$361,481,777

For the Year
Ended
December 31,
2006
Increase in net assets per the financial statements	5,678,339
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(881,740)

Net income and transfer of assets per Form 5500	$4,796,599

SUPPLEMENTAL SCHEDULE
IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE H, PART IV LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of Investment, Including
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,
	or Similar Party	Collateral, Par or Maturity Value	Cost**	Current Value
	Mutual funds
*	Fidelity Dividend Growth Fund	Mutual fund, 1,064,385 units		$33,719,710
	Harbor International Fund	Mutual fund, 635,034 units		39,397,657
*	Fidelity Equity Income Fund	Mutual fund, 532,408 units		31,172,503
*	Fidelity Puritan Fund	Mutual fund, 905,954 units		18,091,909
	Undiscovered Managers Behavioral Growth Fund	Mutual fund, 431,408 units		10,379,675
*	Fidelity Growth Company Fund	Mutual fund, 152,697 units		10,644,501
	Wells Fargo Small Company Value Fund	Mutual fund, 526,156 units		8,318,526
	PIMCO Total Return Fund	Mutual fund, 371,864 units		3,859,947

	Commingled trust funds
*	Fidelity Institutional Stable Value Fund	Common collective trust, 74,424,446 units		73,542,706
*	Fidelity U.S. Equity Index Commingled Pool	Common collective trust, 1,038,726 units		49,212,020

	Money market fund
*	Fidelity Institutional Cash Portfolio	Money market fund		833,243

	Common stocks
*	Imation Corp	Common stock, 893,457 shares		41,483,209
	3M Company	Common stock, 442,627 shares		34,493,922

	Participant loans
*	Participant loans	Interest rates of 5.25% to 9.25%, maturing at various dates through January 2012		6,212,169

				$361,361,697

*	Denotes party-in-interest

**	The information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN
Date: June 29, 2007	By:	/s/ Paul R. Zeller
Paul R. Zeller
Vice President and Chief Financial Officer

IMATION RETIREMENT INVESTMENT PLAN
EXHIBIT
The following document is filed as an exhibit to this Report:

Exhibit No.	Document
23.1	Consent of Independent Registered Public Accounting Firm